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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03052857

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~74394~~

8-47394

SEC MAIL PROCESSING RECEIVED NOV 2 1 2003 WASH. D.C. 188 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Beacon Global Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4550 Montgomery Avenue, Suite 302 North
(No. and Street)

Bethesda (City) MD (State) 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John H. Groth 301-664-5600
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 0 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John H. Groth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beacon Global Advisors, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA

NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

BEACON GLOBAL ADVISORS, INC.
AND SUBSIDIARY
Consolidated Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5
September 30, 2003

TABLE OF CONTENTS

ANNUAL AUDITED FOCUS REPORT FACING PAGE 1-2

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS 3

FINANCIAL STATEMENTS

Consolidated Statement of Financial Condition 4

Consolidated Statement of Income 5

Consolidated Statement of Changes in Stockholder's Equity 6

Consolidated Statement of Changes in Subordinated Borrowings 7

Consolidated Statement of Cash Flows 8

Notes to Consolidated Financial Statements 9-13

SUPPLEMENTARY INFORMATION

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 14-15

Schedule II – Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 16

Independent Auditor's Report on Internal Control 17-18

Sanville & Company

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Beacon Global Advisors, Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Beacon Global Advisors, Inc. and subsidiary (the Company) as of September 30, 2003, and the related consolidated statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beacon Global Advisors, Inc. and subsidiary as of September 30, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountants

Abington, Pennsylvania
October 21, 2003

BEACON GLOBAL ADVISORS, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

September 30, 2003

ASSETS	
Cash	$ 23,598
Receivables:	
Clearing broker	11,990
Fee	99,086
Due from officer (Note 7)	38,500
Deposit with clearing broker (Note 6)	55,680
Securities owned, at estimated fair value	2,715
Furniture, equipment and capital lease at cost less accumulated depreciation and amortization of $77,515 (Notes 3 and 10)	26,757
Deposits and other assets	33,664
Total assets	$ 291,990
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued expenses	$ 37,671
Obligations under capital leases (Note 10)	11,150
Total liabilities	48,821
Commitments and contingent liabilities	
Stockholder's Equity:	
Common stock, $.01 par value, authorized - 1,000 shares, issued and outstanding - 100 shares	3
Additional paid-in capital	851,490
Retained earnings (deficit)	(608,324)
Total stockholder's equity	243,169
Total liabilities and stockholder's equity	$ 291,990

The accompanying notes are an integral part of these financial statements.

BEACON GLOBAL ADVISORS, INC. AND SUBSIDIARY
Consolidated Statement of Income
For the Year Ended September 30, 2003

REVENUE	
Commissions	$ 379,814
Fees	345,050
Interest	377
Unrealized loss on securities	(585)
Other (Note 7)	7,048
Total revenue	731,704
EXPENSES	
Salaries and other employment costs	331,170
Professional fees	29,263
Occupancy costs and equipment rental	93,086
Travel and entertainment	61,735
Office expenses	34,335
Communication expenses	15,963
Advertising and promotion	6,826
Depreciation and amortization	19,155
Other	3,886
Regulatory fees and expenses	12,933
Commissions	19,163
Interest	2,936
Total expenses	630,451
Net income	$ 101,253

The accompanying notes are an integral part of these financial statements.

BEACON GLOBAL ADVISORS, INC. AND SUBSIDIARY
Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2003

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at October 1, 2002	100	$ 3	$ 851,490	$ (709,577)	$ 141,916
Net income	-	-	-	101,253	101,253
Balance at September 30, 2003	100	$ 3	$ 851,490	$ (608,324)	$ 243,169

The accompanying notes are an integral part of these financial statements.

BEACON GLOBAL ADVISORS, INC. AND SUBSIDIARY
Consoidated Statement of Changes in Subordinated Borrowings
For the Year Ended September 30, 2003

Subordinated borrowings at October 1, 2002	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at September 30, 2003	$ -

The accompanying notes are an integral part of these financial statements.

BEACON GLOBAL ADVISORS, INC. AND SUBSIDIARY

Consolidated Statement of Cash Flows

For the Year Ended September 30, 2003

Cash flows from operating activities:		
Net income	$	101,253
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		19,155
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Receivable from clearing broker		20,355
Deposit with clearing broker		20,264
Other receivables		(135,703)
Deposits and other assets		1,651
Unrealized loss on securities owned		585
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		10,321
Rent deposit sublease		(3,000)
Net cash provided by operating activities		34,881
Cash flows from financing activities:		
Principal payments under capital lease obligations		(11,873)
Net cash expended in financing activities		(11,873)
Net increase in cash		23,008
Cash at beginning of year		590
Cash at end of year	$	23,598
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest paid	$	2,936
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

BEACON GLOBAL ADVISORS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
September 30, 2003

1. ORGANIZATION

Beacon Global Advisors, Inc. and Subsidiary (the "Company"), a wholly owned subsidiary of Beacon Global Advisors, Ltd. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company is also a registered investment advisor with the State of Maryland. Through a wholly owned subsidiary, Navigator Insurance Group, Inc., the Company operates an insurance brokerage company. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity. The Company has a division named BeaconVentureCapital.com which is an Internet-based financial services and venture capital enterprise. It was organized to link independent broker-dealers and their individual clients, family offices, private bankers and interested institutional investors with private equity investment opportunities, primarily in early-to-late stage financing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Reporting – The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of Navigator Insurance Group, Inc., which is 100% owned by the Company. All material intercompany transactions and accounts have been eliminated.

Revenue – Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date basis.

Property and Depreciation – Furniture and equipment are depreciated generally on an accelerated basis over their estimated useful lives (three to seven years).

Income Taxes – The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109") (Note 8). This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

Investment banking fees – Fees for investment banking services are recorded when the transaction has been completed. Expenses are recorded as incurred.

Fair Value of Securities – The market value of securities owned is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3. FURNITURE AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2003:

Equipment under capital leases	$	50,456
Furniture and equipment		53,816
Less: accumulated depreciation and amortization		(77,515)
	$	26,757

Depreciation and amortization expense for the year ended September 30, 2003 was $19,155.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT

The Company will operate in accordance with the exemptive provision of paragraph (k)(2)(B) of SEC Rule 15c3-3. All customer transactions are cleared through Bear Stearns Securities Corporation ("Bear Stearns") on a fully disclosed basis.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 which prohibits a broker-dealer from withdrawing corporation capital except upon six months' notice and from engaging in any securities transaction at a time when its "Aggregate Indebtedness" exceeds fifteen times its "Net Capital" as those terms are defined by this Rule. As a result of this Rule, Company capital may be withdrawn only to the extent that net capital is in excess of required net capital, which in any event, may not be less than $5,000.

At September 30, 2003, the Company's "Aggregate Indebtedness" and "Net Capital" (as defined) were $37,671 and $55,905, respectively, and its net capital ratio was .67 to 1.0. "Net Capital" exceeded minimum capital requirements by $50,905 at that date.

6. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker, Bear Stearns, on a fully disclosed basis. The Company has agreed to indemnify Bear Stearns for losses, if any, which they may sustain from securities transactions introduced by the Company. The deposit with clearing broker at September 30, 2003 relates to this clearance agreement.

7. RELATED PARTY TRANSACTIONS

During the year ended September 30, 2003 the Parent did not reimburse the Company for any operating expenses.

The Company has a management agreement with its Parent ("the Agreement"). The Agreement provides for a management fee of up to 20% of the gross income derived from services provided by its parent to the Company's customers. The Parent, however reserves the right to bill the Company a management fee for these services. For the year ended September 30, 2003, no services were provided by the parent to Beacon's customers and accordingly no liability was incurred.

During the year the Company advanced John Groth, its principal executor officer, $38,500.

8. INCOME TAXES

At September 30, 2003, the Company recorded deferred income tax assets aggregating approximately $131,000, arising from the net operating loss carry forwards of approximately $523,000. A valuation allowance in the same amount has been recorded, since it is considered more likely than not that the Company will not realize all of the tax benefits. The Company has tax loss carryforwards which expire as follows:

Year Ending September 30,	Amount
2012	$ 24,709
2018	276,221
2019	203,581
2020	18,430

9. OPERATING LEASES

The Company is subject to a non-cancelable operating lease agreement for office space that expires on October 31, 2008. Rent expense for office space totalled $65,610 for the year ended September 30, 2003.

Future minimum lease payments are as follows:

Year Ending September 30,		Amount
2004	$	69,600
2005		71,688
2006		73,848
2007		76,056
2008 and thereafter		84,864

The Company also leases various office equipment under different non-cancelable operating lease agreements. Rent expense relating to these leases totalled $19,342 for the year ended September 30, 2003. Future minimum rental payments under these leases are as follows:

Year Ending September 30,		Amount
2004	$	15,259
2005		5,772
2006		5,772
2007		962

10. CAPITAL LEASES

The Company leases furniture and equipment under two capital leases, which expire in 2004. Minimum annual lease payments related to these leases are as follows:

Year Ending September 30,		Amount
2004	$	11,869
Less: Amounts representing interest		(719)
	$	11,150

10. CAPITAL LEASES (Continued)

In the computation of net capital, the capital leases are an allowable asset to the extent of the outstanding obligation balance per SEC Rule 15c3-1(c)(1)(VIII).

11. PENSION PLAN

The Company maintains a Simplified Employee Pension Plan (SEP) Plan, which covers substantially all employees. The Company made a contribution of $2,050 for the year ended September 30, 2003.

Schedule I

BEACON GLOBAL ADVISORS, INC. AND SUBSIDIARY
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
September 30, 2003

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	243,169
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		243,169
Deductions and/or charges:		
Non-allowable assets:		
Fixed assets		15,607
Other receivables		137,586
Other assets		33,664
Total non-allowable assets		186,857
Net Capital before haircuts on securities positions		56,312
Trading and investment securities:		407
Net Capital	$	55,905

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Consolidated Statement of Financial Condition

Accounts payable and accrued expenses	$	37,671
Total aggregate indebtedness	$	37,671
Percentage of aggregate indebtedness to Net Capital		.67%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

BEACON GLOBAL ADVISORS, INC. AND SUBSIDIARY
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $37,671)	$	2,511
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	50,905
Excess Net Capital at 1000%	$	52,138

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited Part IIA filing and the Annual Audit Report.

BEACON GLOBAL ADVISORS, INC. AND SUBSIDIARY

Computation For Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission September 30, 2003

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Beacon Global Advisors, Inc. and Subsidiary

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Beacon Global Advisors, Inc. (the Company) for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons

2) Recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Abington, Pennsylvania
October 21, 2003

Certified Public Accountants